CONSENT OF ANDREW J. VIGAR

In connection with the filing of the annual report on Form 40-F (the “Annual Report”) of Eurasian Minerals Inc. (the “Company”) with the U.S. Securities and Exchange Commission, I hereby consent to the references to my name and to the use of the technical report entitled “Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey,” dated July 31, 2009, and the information derived from such report, included in the 2011 Annual Information Form of the Company, dated April 26, 2012, which is filed as an exhibit to, and incorporated by reference into, the Annual Report.

Dated: April 26, 2012

/s/ Andrew J. Vigar
Andrew J. Vigar